Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, New York 10004

VIA EDGAR

August 24, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ameen Hamady and Wilson Lee

Re:	Western Acquisition Ventures Corp. Registration Statement on Form S-1 Filed July 13, 2021

CIK No. 0001868419

Dear Ameen Hamady and Wilson Lee:

Western Acquisition Ventures Corp., a Delaware corporation (the “Company”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 6, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted confidentially to the Commission on July 13, 2021 (the “Registration Statement”). For the Staff’s convenience, the Company has repeated below the Staff’s comment in bold, and has followed the comment with the Company’s response.

Draft Registration Statement on Form S-1 confidentially submitted July 13, 2021

Capitalization, page 74

1.    We note that you are offering 15,000,000 shares of common stock as part of your initial public offering of units, but only show 14,644,791 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

For the purpose of our response to this Comment, the Company notes the following language from ASC 480-10-S99.

3.f. Certain redemptions upon liquidation events. Ordinary liquidation events, which involve the redemption and liquidation of all of an entity's equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268.

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date…

15. ... If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

             a.

            b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

In response to the Staff’s comments, the Company notes that upon a liquidation, all of the public shares will be subject to redemption whereby they will receive a pro rata distribution from the proceeds held in the trust account (less reduction for certain amounts as disclosed in the notes to the financial statements) in accordance with the liquidation provision in the Company’s Amended and Restated Certificate of Incorporation.

In connection with an initial business combination, the public stockholders will have the right to redeem their shares for a pro rata amount of the proceeds held in the trust account (less reduction for certain amounts as disclosed in the notes to the financial statements) in accordance with the tender offer/stockholder approval provisions in the Company’s Amended and Restated Certificate of Incorporation. Although the Company does not specify a maximum redemption threshold, its Amended and Restated Certificate of Incorporation provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares or the related initial business combination, and instead would search for an alternate initial business combination.

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, the public shares would only be redeemable upon a liquidation event.

In contrast, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed as long as its stockholders’ equity remains at least $5,000,001. In accordance with the guidance of ASC 480, the number of shares that can be redeemed at the option of the holder is classified outside of permanent equity. Accordingly, in accordance with the Company’s Amended and Restated Certificate of Incorporation, the Company will proceed with an initial business combination only if the number of public shareholders who exercise their redemption rights does not cause stockholders’ equity to fall below $5,000,001.

Per the above guidance, the Company believes the permanent equity calculation is correct as was stated in the registration statement.

The Company thanks the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Marc Hauser, at mhauser@reedsmith.com or by telephone at (415) 659-4814.

Sincerely,

/s/ Stephen Christoffersen
Stephen Christoffersen Chief Executive Officer
Western Acquisition Ventures Corp.

cc:

Marc Hauser, Esq.

Ari Edelman, Esq.

Reed Smith LLP